Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain important terms of the securities of GreenLight Biosciences Holdings, PBC, formerly Environmental Impact Acquisition Corp. (“we,” “us,” “our,” the “Company” or “New GreenLight”) as of March 15, 2022. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this document, you should refer to our Second Amended and Restated Certificate of Incorporation (the “Charter”) , our Amended and Restated Bylaws (the “Bylaws”), the Warrant Agreement, dated January 13, 2021, between us and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), the Investor Rights Agreement, dated August 9, 2021, between us and the signatories identified on Schedule A attached thereto (the “Investor Rights Agreement”), and the Business Combination Agreement, dated August 9, 2021 (the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”), by and among us and GreenLight Biosciences, Inc. (“GreenLight”), which are included as exhibits to New GreenLight’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”), of which this Exhibit forms a part, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

As of the March 15, 2022, we have two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.0001 per share (the “New GreenLight Common Stock”), and public warrants to purchase New GreenLight Common Stock (the “Public Warrants”).

Authorized Capitalization

New GreenLight’s authorized capital stock consists of 500,000,000 shares of New GreenLight Common Stock, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “New GreenLight Preferred Stock”). No shares of New GreenLight Preferred Stock are issued or outstanding as of March 15, 2022. Unless the New GreenLight Board determines otherwise, New GreenLight will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of shares of New GreenLight Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of shares of New GreenLight Common Stock do not have cumulative voting rights in the election of directors.

Upon New GreenLight’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of New GreenLight Preferred Stock having liquidation preferences, if any, the holders of shares of New GreenLight Common Stock will be entitled to receive, pro rata, New GreenLight’s remaining assets available for distribution. Holders of shares of New GreenLight Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to New GreenLight Common Stock. All shares of New GreenLight Common Stock that were outstanding on March 15, 2022 are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of shares of New GreenLight Common Stock are subject to those of the holders of any shares of New GreenLight Preferred Stock that the board of directors of New GreenLight (the “New GreenLight Board”) may authorize and issue in the future.

As of March 15, 2022, there were 122,822,082 shares of New GreenLight Common Stock outstanding.

Preferred Stock

The total number of authorized shares of New GreenLight Preferred Stock is 10,000,000. As of March 15, 2022, no shares of New GreenLight Preferred Stock are issued or outstanding.

Under the terms of the Charter, the New GreenLight Board is authorized to issue shares of New GreenLight Preferred Stock in one or more series without the approval of New GreenLight’s stockholders. The New GreenLight Board has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of New GreenLight Preferred Stock.

The purpose of authorizing the New GreenLight Board to issue New GreenLight Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of New GreenLight Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock of New GreenLight. Additionally, the issuance of New GreenLight Preferred Stock may adversely affect the holders of shares of New GreenLight Common Stock by restricting dividends on New GreenLight Common Stock, diluting the voting power of New GreenLight Common Stock or subordinating the liquidation rights of New GreenLight Common Stock. As a result of these or other factors, the issuance of New GreenLight Preferred Stock could have an adverse impact on the market price of New GreenLight Common Stock.

Warrants

As of March 15, 2022, there were outstanding 10,350,000 Public Warrants, which were issued in connection with our initial public offering, and 2,062,500 private placement warrants, which were issued to our initial stockholders and certain of our independent directors (the “Private Warrants”). Except as described below, the Private Warrants are identical in all material respects to the Public Warrants.

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of New GreenLight Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on March 4, 2022. Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of New GreenLight Common Stock. No fractional warrant will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination (the “Closing”) at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New GreenLight Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New GreenLight Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New GreenLight Common Stock upon exercise of a warrant unless New GreenLight Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have filed with the SEC a registration statement covering the shares of New GreenLight Common Stock issuable upon exercise of the warrants, and such registration statement became effective on February 14, 2022. We have agreed to maintain a current prospectus relating to those shares of New GreenLight Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement. During any period when we will have failed to maintain an effective registration statement with respect to the exercise of the Public Warrants, warrantholders may exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), or another exemption. Notwithstanding the above, if New GreenLight Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the reported last sale price of New GreenLight Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of New GreenLight Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of New GreenLight Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in our initial public offering.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of New GreenLight Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New GreenLight Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New GreenLight Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New GreenLight Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of New GreenLight Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of New GreenLight Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New GreenLight Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, our initial stockholders and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New GreenLight Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New GreenLight Common Stock is increased by a stock dividend payable in shares of New GreenLight Common Stock, or by a split-up of shares of New GreenLight Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New GreenLight Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New GreenLight Common Stock. A rights offering to holders of New GreenLight Common Stock entitling holders to purchase shares of New GreenLight Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New GreenLight Common Stock equal to the product of (i) the number of shares of New GreenLight Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New GreenLight Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of New GreenLight Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes: (i) if the rights offering is for securities convertible into or exercisable for New GreenLight Common Stock, in determining the price payable for New GreenLight Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New GreenLight Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of New GreenLight Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New GreenLight Common Stock on account of such shares of New GreenLight Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New GreenLight Common Stock in respect of such event.

If the number of outstanding shares of New GreenLight Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New GreenLight Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New GreenLight Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New GreenLight Common Stock.

Whenever the number of shares of New GreenLight Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New GreenLight Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New GreenLight Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New GreenLight Common Stock (other than those described above or that solely affects the par value of such shares of New GreenLight Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New GreenLight Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New GreenLight Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New GreenLight Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants have been issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the Annual Report of which this exhibit forms a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then-outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Warrants, a majority of the then-outstanding Private Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of New GreenLight Common Stock or any voting rights until they exercise their warrants and receive shares of New GreenLight Common Stock. After the issuance of shares of New GreenLight Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New GreenLight Common Stock to be issued to the warrantholder. We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. In addition, the Warrant Agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Private Warrants

The Private Warrants (including the shares issuable upon exercise of such warrants) will not be redeemable by us so long as they are held by members of our initial stockholders or their permitted transferees. Otherwise, the Private Warrants are identical to the warrants sold in our initial public offering except that the Private Warrants, so long as they are held by our initial stockholders or their permitted transferees, (i) will not be redeemable by us, (ii) may not (including New GreenLight Common Stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the Closing, (iii) may be exercised by the holders on a cashless basis, (iv) will be entitled to registration rights and (v) with respect to any Private Warrants held by the Sponsor, for so long as they are held by the Sponsor, will be subject to a lock-up in compliance with the Financial Industry Regulatory Authority (FINRA) Rule 5110(e), will have limitations on resale registration and will not be exercisable more than five years from the effective date of the registration statement for our initial public offering in accordance with FINRA Rule 5110(g)(8)(A).

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New GreenLight Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New GreenLight Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of New GreenLight Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of New GreenLight Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we agreed that these warrants will be exercisable on a cashless basis so long as they are held by our initial stockholders or their permitted transferees is because we did not know at the time of our initial public offering whether they would be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he, she or they are in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of New GreenLight Common Stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Dividends

Declaration and payment of any dividend will be subject to the discretion of the New GreenLight Board. The time and amount of dividends will be dependent upon, among other things, New GreenLight’s business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders, and any other factors or considerations the New GreenLight Board may regard as relevant.

New GreenLight currently intends to retain all available funds and any future earnings to fund the development and growth of its business and therefore does not anticipate declaring or paying any cash dividends on New GreenLight Common Stock in the foreseeable future.

Public Benefit Corporation Status

New GreenLight is a public benefit corporation under subchapter XV of the DGCL. As a public benefit corporation, New GreenLight adopted the following public benefits to be promoted by the corporation (the “PBC Purpose”):

To improve the public health and wellbeing of people and the environment by engineering, developing and commercializing biological products that can reduce chemicals in our environment and promote health through delivery of high quality, affordable products that improve outcomes for people and the planet.

The specific public benefits to be promoted will be determined by the New GreenLight Board.

As a public benefit corporation, the New GreenLight Board will be required by the DGCL to manage or direct New GreenLight’s business and affairs in a manner that balances the pecuniary interests of the New GreenLight stockholders, the best interests of those materially affected by its conduct, and the specific public benefits identified in the Charter. However, the New GreenLight Board will not have any duty to any person on account of any interest of such person in the PBC Purpose or on account of any interest materially affected by New GreenLight’s conduct, and its balance requirement described in the previous sentence will be deemed satisfied if the New GreenLight Board’s decision is both informed and disinterested and not such that no person of ordinary sound judgment would approve. New GreenLight will also be required to assess its benefit performance internally and to disclose to stockholders at least biennially a report that details its promotion of the public benefits identified in the Charter and of the best interests of those materially affected by its conduct. It is expected that the New GreenLight Board will measure New GreenLight’s benefit performance against the objectives and standards proposed by it and approved by the New GreenLight Board. When determining the objectives and standards by which the New GreenLight Board will measure its public benefit performance, the New GreenLight Board will consider, among other factors, whether the objectives and standards are (i) comprehensive in that they assess the positive impact of New GreenLight’s business on the communities in which it operates, and society and the environment, taken as a whole, (ii) credible in that they are comparable to the objectives and standards created by independent third parties that evaluate the corporate ethics, sustainability and governance practices of other public benefit corporations, and (iii) transparent in that the criteria considered for measuring such objectives and standards be made publicly available, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

Under the DGCL, New GreenLight’s stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon New GreenLight’s listing, the lesser of such percentage or shares of at least $2 million in market value.

Lock-Up

The Bylaws contain a Lock-up that will prevent the transfer of Lock-up Securities until the end of the Lock-up Period. The “Lock-up Securities” are (i) the shares of New GreenLight Common Stock issued as consideration pursuant to the terms of the Business Combination Agreement, (ii) the options issued by New GreenLight pursuant to the Business Combination Agreement in exchange for certain options to purchase shares of GreenLight stock and (iii) the shares of New GreenLight Common Stock issuable upon the exercise, conversion, exchange or other settlement of such options. The “Lock-up Period” means the period beginning on the Closing and ending on the date that is the earlier of (iv) 180 days after the Closing and (v) the date that the last sale price of New GreenLight Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 120 days after the effective time (the “Effective Time”) of the merger contemplated by the Business Combination or the date on which New GreenLight completes a merger, reorganization or other similar transaction that results in all of New GreenLight’s stockholders having the right to exchange their shares of New GreenLight Common Stock for cash, securities or other property.

The Lock-up does not apply to certain excluded transfers, including:

•	transfers to New GreenLight or in connection with its liquidation or dissolution;

•	transfers pursuant to a bona fide business combination or other transaction or series of related transactions involving a change in control of New GreenLight;

•	the establishment of a Rule 10b5-1 plan, as long as the plan does not provide for the transfer of any Lock-up Securities during the Lock-up Period;

•	transfers pursuant to a qualified domestic relations order or court order or in connection with a divorce settlement; or

•

transfers to generate cash to pay the exercise price of, and/or satisfy tax withholding obligations in connection with, the exercise of options expiring within the Lock-up Period (including a “broker-assisted cashless exercise” involving a market sale).

In addition, Lock-up Securities may be transferred in the following circumstances, but the transferee will be bound by the Lock-up:

•	transfers as a bona fide gift or charitable contribution;

•	transfers to a trust, family limited partnership or other entity formed primarily for estate planning purposes for the primary benefit of specified family members;

•	transfers by will or intestate succession upon the death of the holder;

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, (i) transfers to another entity that controls, is controlled by or is under common control or management with the holder, or (ii) dividends, distributions or other dispositions to the equity holders of the holder;

•	if the holder is a trust, transfers to a trustor or beneficiary of such trust or to the estate of a beneficiary of such trust;

•	transfers to New GreenLight’s officers, directors or their affiliates;

•	transfers to any other holder subject to the Lock-up, any affiliates of any such holder or any related partnerships, funds or investment vehicles controlled or managed by such persons or entities;

•	certain pledges or postings of Lock-up Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any holder; and

•	transfers to a nominee or custodian of a permitted transferee.

Registration Rights

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, we, the initial stockholders and certain stockholders of GreenLight entered into the Investor Rights Agreement pursuant to which, among other things, the initial stockholders and such stockholders of GreenLight agreed not to effect any sale or distribution of any of our equity securities during the lock-up period described therein and were granted certain registration rights, in each case subject to, and conditioned upon and effective as of, the Effective Time.

Pursuant to the terms of the Investor Rights Agreement, we filed a registration statement to register the resale of certain shares of New GreenLight Common Stock, and such registration statement became effective on February 14, 2022. We are obligated to maintain the effectiveness of such registration statement for a period of up to three years from its date of effectiveness. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and conditions, including with regard to the number of demand rights that may be exercised, the stockholders who are parties to the Investor Rights Agreement may demand at any time or from time to time that New GreenLight file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the resale of the securities of New GreenLight held by such holders, including certain rights to conduct underwritten offerings and registered block trades. The Investor Rights Agreement also provides such holders with certain “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement further provides for the securities of New GreenLight held by the stockholders party thereto to be locked-up, subject to certain exceptions, until the earlier of (a) a period of 180 days from the Closing, (b) the date that the last sale price of New GreenLight Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Effective Time, and (c) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the holders New GreenLight Common Stock having the right to exchange their New GreenLight Common Stock for cash, securities or other property.

The Investor Rights Agreement will terminate on the earliest of (i) the fifth anniversary of the Effective Time, (ii) the date on which neither the stockholders party thereto nor any of their permitted assignees holds any securities registrable thereunder, (iii) certain acquisitions of New GreenLight or substantially all of its assets and (iv) its liquidation, dissolution or winding up.

The Investor Rights Agreement amended and restated the previous registration rights agreement by and among us and certain of the initial stockholders in connection with our initial public offering.

Subscription Agreements

In 2021, we entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased an aggregate of 12,425,000 shares of our common stock (the “PIPE Financing”). In the PIPE Financing, the PIPE Investors received certain resale registration rights pursuant to the terms of the Subscription Agreements. We have filed a registration statement with the SEC to register the resale of the shares acquired by the PIPE Investors in the PIPE Financing, and such registration statement became effective on February 14, 2022.

Public Warrants

The holders of the Public Warrants have certain registration rights, which are described in more detail elsewhere in this exhibit under the subheading “—Warrants—Public Warrants.”

Anti-Takeover Provisions

The Charter and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New GreenLight. New GreenLight expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New GreenLight to first negotiate with the New GreenLight Board, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give the New GreenLight Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

The authorized but unissued shares of New GreenLight Common Stock and New GreenLight Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New GreenLight Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of New GreenLight by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Charter provides that the New GreenLight Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the New GreenLight Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New GreenLight Board.

Stockholder Action; Special Meetings of Stockholders

The Charter provides that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of New GreenLight capital stock would not be able to amend New GreenLight’s bylaws or remove directors without holding a meeting of stockholders called in accordance with the Charter and Bylaws. Further, the Charter provides that only the New GreenLight Board, acting pursuant to a resolution adopted by a majority of the New GreenLight Board, may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or the ability of stockholders controlling a majority of New GreenLight capital stock to take any action, including the removal of directors, until the next annual meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, the Bylaws establish an advance notice procedure for stockholder proposals and director nominations to be brought before an annual meeting of stockholders or a special meeting in lieu thereof. Generally, in order for any matter or nomination to be “properly brought” before an annual meeting, the matter must be (i) specified in New GreenLight’s notice of meeting (or any supplement thereto) given by or at the direction of the New GreenLight Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the New GreenLight Board or (iii) otherwise properly brought before the annual meeting by any stockholder of New GreenLight (x) who is a stockholder of record entitled to vote at such annual meeting both on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in the Bylaws. Further, for business or a director nomination to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of New GreenLight and such business must otherwise be a proper matter for stockholder action. A stockholder’s notice to the Secretary of New GreenLight with respect to such business or nomination, to be timely, must be received by the Secretary of New GreenLight at the principal executive offices of New GreenLight not later than the close of business on the 120th day nor earlier than the close of business on the 150th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely generally must be so delivered not earlier than the close of business on the 150th day before the meeting and not later than the later of (x) the close of business on the 120th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by New GreenLight.

Stockholders at an annual meeting or special meeting in lieu thereof may only consider proposals or nominations in accordance with the foregoing procedures. Nominations of persons for election to the Board and stockholder proposals of other business may not be brought before a special meeting of stockholders (other than a special meeting in lieu of an annual meeting). These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next annual meeting of stockholders.

Amendment of Charter or Bylaws

The Charter provides that the affirmative vote of the holders of at least 75% of the voting power of all then-outstanding shares of capital stock of New GreenLight entitled to vote generally in the election of directors, voting together as a single class, is required for the stockholders to reduce the total number of shares of New GreenLight Preferred Stock authorized to be issued by New GreenLight or to amend, alter, change or repeal, or adopt any provision of the Certificate of Incorporation inconsistent with, the following provisions of the Charter:

•	Section 4.2 of the Charter, which relates to the authorization and designation of New GreenLight Preferred Stock;

•	Article V of the Charter, which relates to the number, powers and term of the New GreenLight Board, the filling of vacancies in the New GreenLight Board and the removal of directors;

•	Article VI of the Charter, which relates to the amendment, alteration, repeal or adoption of bylaws;

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Article VII of the Charter, which relates to the calling of meetings of stockholders, notice requirements for stockholder proposals and director nominations and the prohibition of actions by written consent of stockholders;

•	Article IX of the Charter, which relates to the amendment, alteration, change or repeal of any provision of the Charter; and

•	Article X of the Charter, which relates to exclusive forum provisions for certain lawsuits.

New GreenLight’s stockholders may amend any other section of the Charter by the affirmative vote of holders of not less than a majority of the voting power of all then-outstanding shares of capital stock of New GreenLight entitled to vote thereon.

The Charter provides that the New GreenLight Board has the power to amend, alter or repeal the Bylaws, or adopt new bylaws, by the affirmative vote of a majority of the New GreenLight Board. The Charter also provides that the Bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the stockholders, provided that, in addition to any other vote required by law or by the Charter (including any certificate of designation of any New GreenLight Preferred Stock), the affirmative vote of the holders of at least 75% of all then-outstanding shares of New GreenLight capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the Bylaws or adopt new bylaws. However, if the New GreenLight Board recommends such action, then such action will only require the affirmative vote of the holders of a majority of such shares.

Section 203 of the Delaware General Corporation Law

New GreenLight is subject to Section 203 of the DGCL, an anti-takeover statute. Section 203 provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquires 15% or more of the corporation’s voting stock, unless:

•	before the person becomes an interested stockholder, the board of directors approves the business combination or the transaction that results in the person becoming an interested stockholder;

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the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the business combination commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

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the business combination is approved by the board of directors and the affirmative vote, at a meeting and not by written consent, of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the corporation’s voting stock.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by Section 203. Since New GreenLight has not opted out of Section 203, that section will apply to New GreenLight. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New GreenLight for a three-year period. This provision may encourage companies interested in acquiring New GreenLight to negotiate in advance with the New GreenLight Board because the supermajority stockholder approval requirement would be avoided if the New GreenLight Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New GreenLight Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

The Charter and the Bylaws provide indemnification and advancement of expenses for New GreenLight’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. New GreenLight has entered into indemnification agreements with each of its directors and executive officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained in Delaware law or provided by the Charter and Bylaws. In addition, as permitted by Delaware law, the Charter includes provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duties as a director to the maximum extent permitted by law. The effect of these provisions is to restrict New GreenLight’s rights and the rights of New GreenLight’s stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These indemnification provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New GreenLight’s stockholders will have appraisal rights in connection with a merger or consolidation of New GreenLight. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Forum Selection

The Charter provides that, unless New GreenLight consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of New GreenLight, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New GreenLight to New GreenLight or its stockholders, (iii) any action asserting a claim against New GreenLight, its directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or New GreenLight’s bylaws, or (iv) any action asserting a claim against New GreenLight, its directors, officers or employees governed by the internal affairs doctrine, subject to certain exceptions. This provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, for which claims may be brought in any U.S. federal court, or any other claim for which the federal courts have exclusive jurisdiction. The Charter also provides that, unless New GreenLight consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the New GreenLight Common Stock and the Public Warrants is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

The New GreenLight Common Stock and the Public Warrants are listed on Nasdaq under the symbols “GRNA” and “GRNAW”, respectively.